EXHIBIT 6

CERTIFICATION

pursuant to

18 U.S.C. Section 1350

as adopted pursuant to

Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 40-F of Sun Life Financial Inc. (the “Company”) for the year ended December 31, 2015 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies pursuant to 18 U.S.C.§ 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his respective knowledge:

(1)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 11, 2016

/s/ “Dean A. Connor”
Dean A. Connor
President and Chief Executive Officer

Date: February 11, 2016

/S/ “Colm J. Freyne”
Colm J. Freyne
Executive Vice-President and Chief Financial Officer

This certificate has not been, and shall not be deemed to have been, “filed” with the Securities and Exchange Commission.